
02035045

P.E 2-28-02


SEC MAIL PROCESSING
RECEIVED
MAY 07 2002
WASH, D.C.
155 SECTION

1-15144

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of February 2002

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

CRGH

This Form 6-K consists of the following:

1. Press release, dated May 1, 2002, announcing TELUS' 2002 First Quarter results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2002

TELUS Corporation



Name: Robert J. Dardi
Title: Vice President & Corporate Secretary





News Release

May 1, 2002

TELUS Reports First Quarter Results

Strong growth in data revenue & wireless EBITDA offset by reduced contribution
Intangible asset impairment charge recorded
Lower 2002 capital expenditures expected

Vancouver, B.C. – TELUS Corporation (TSE: T and T.A / NYSE: TU) reported in the first quarter of 2002 consolidated revenue growth of 2% with strong data and wireless performance largely offset by the expected reduction in local contribution subsidies.

"TELUS continued to demonstrate traction on data and wireless in the first quarter," noted Darren Entwistle, president and CEO. "We were on strategy in accelerating data revenue growth of $75 million or 28% driven in part by continued success in the marketing of our Velocity® ADSL Internet Service with 52,000 net additions. Moreover, TELUS Mobility enjoyed another solid quarter with wireless subscriber net additions of 90,500 and, more importantly, delivered excellent growth in operating profitability. It is unfortunate that these positive developments were offset by the negative impact related to regulatory decisions first announced last April but effective beginning this quarter. We are taking all appropriate steps to mitigate the regulatory impact and in this regard our continued focus on driving improved operational efficiencies, combined with our strong data and wireless growth, should fuel significant margin expansion and improved free cash flow over the next several years."

Robert McFarlane, executive vice-president and CFO stated, "The financial results for the first quarter reflect underlying growth offset by the expected impact on revenue and EBITDA of a new regulatory regime for contribution and local subsidies. Excluding this exogenous regulatory impact, revenue and EBITDA growth would have been 7% and 5%, respectively. Particularly encouraging was the strong EBITDA growth generated by the Mobility segment. In the year ended March 31, 2002, the incremental EBITDA margin on Mobility network revenue growth was an outstanding 83%. Even after excluding a $21 million favourable tax credit recorded in the first quarter, EBITDA increased 33% as compared to the same period last year. Despite continued performance by Mobility ahead of plan since the acquisition of Clearnet in the fall of 2000, the significant decline in wireless market valuations has led to the recognition of a non-cash $595 million transitional impairment being charged to opening retained earnings related to the application of new accounting rules for intangible assets. Also, noteworthy is that based on revenue growth prospects, continued operational efficiency gains and lower expected capital expenditure levels, TELUS is now targeting to become free cash flow positive in 2003, a year earlier than previous guidance."

FINANCIAL HIGHLIGHTS

Rounded to nearest C$Millions, except per share amounts (unaudited)	3 Months Ended Mar 31 2002	2001	% Change
Operating revenues	**$1,698.0**	$1,671.6	1.6
EBITDA [1]	**589.3**	617.7	(4.6)
Net loss	**(0.8)**	(140.4)	-
Common share and non-voting share loss	**(3.3)**	(142.9)	-
Loss per share (EPS)	**(0.01)**	(0.50)	-
Capital expenditures	**405.9**	818.9	(50.4)
Operating cash flow	**352.2**	232.6	51.4
Cash flow per share	**1.16**	0.81	43.2

[1] Earnings Before Interest Taxes Depreciation and Amortization is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and Workforce Reduction Costs.

Operating revenues, EBITDA and Net loss were impacted by changes to the contribution revenues received and contribution expenses paid, resulting in a $61 million net decrease in consolidated EBITDA or approximately $37 million decrease to income (approximately 12 cents per share).

INTANGIBLE ASSET IMPAIRMENT

Under new generally accepted accounting principles (GAAP) systematic amortization of intangible assets with indefinite lives and goodwill is no longer required. Instead these assets are to be tested periodically for impairment beginning at January 1, 2002 and, if the fair market value of these assets is found to be less than the book value, a non-cash impairment charge is to be recorded.

The result of the intangible asset assessment of spectrum was a non-cash transitional impairment charge to opening retained earnings of $595 million on an after tax basis. The cause of the impairment has been the significant decline in worldwide wireless market valuations over the last year and a half. This valuation decrease is not related to TELUS Mobility performance, which continues to be strong as again demonstrated this quarter.

The Company also completed its test for transitional impairment for goodwill at each of its two reporting units, TELUS Communications and TELUS Mobility, and determined that there was no impairment amount to be recorded for 2002.

OPERATING HIGHLIGHTS

TELUS Communications

Strong data revenue growth offset by reduced local contribution subsidy revenues

- High-speed Velocity Internet net additions of 52,200, up 155% from a year ago, bringing TELUS' total high-speed Internet subscriber base to 267,000
- Total revenue of $1.3 billion in the first quarter was essentially flat as compared to the first quarter a year ago due largely to a $97 million decline in portable subsidy revenues; data revenue was up $75 million (28%), and Other revenue was up $13 million (15%)
- EBITDA of $467 million, down $75 million from the same quarter a year ago, with $68 million attributable to the 2001 regulatory decisions on local contribution and the one-time property tax recovery recorded a year earlier
- Resilient market shares with local at 97% and long distance at 79%
- Network access lines of 4.9 million were essentially flat compared to a year ago
- Non-incumbent operations in Central Canada generated revenues of $117 million (up 242%) from the same quarter a year ago and negative EBITDA of $36 million was relatively unchanged

TELUS Mobility

Strong EBITDA growth with 83% flow through of network revenue to normalized EBITDA

- Net subscriber additions of 90,500 bringing btal subscribers to 2.7 million, an 18% increase. Postpaid net additions of 61,600 up 40% from a year ago, represented 68% of net additions
- Churn (blended postpaid and prepaid) of 1.88% improved as compared to 2.09% in the fourth quarter of 2001 and essentially flat compared to 1.86% in the first quarter a year ago
- EBITDA of $123 million, up 60% from the first quarter a year ago (up 33% when normalized for clarification of provincial sales tax legislation)
- Cost of acquisition per gross subscriber acquisition of $480 ($404 excluding retention), improved by $55 or 10% from a year ago
- Network service revenue increased $30 million or 8% from the same quarter a year ago
- Industry leading average revenue per unit (ARPU) of $52, down from $57 a year ago due to retention offers, marketing promotions and late payment charges waived during billing system integration
- 76% of TELUS Mobility's subscriber base is now digital

CORPORATE DEVELOPMENTS

Progress on data/IP strategy

TELUS' continued progress on the Central Canadian data and Internet growth strategy, targeted generally at small and medium business, was evident with the announcement of eight notable contracts worth in excess of $110 million, and with an average contract term of over four years. These included

BTI Canada

TELUS and BTI Canada, a leading corporate travel management company, have signed a seven-year, $42 million agreement to provide national data, IT and voice services. Under the contract, TELUS will provide a comprehensive suite of information technology and communication services to assist BTI in delivering a wide range of services to some of Canada's largest private and public sector organizations.

RBC Financial Group

TELUS recently extended a contract with RBC Financial Group 2006 and expanded the scope of services provided in the agreement. The total minimum contracted value of this deal is now $33 million. Under the original contract, TELUS created and maintains an interactive voice response and computer telephony integration infrastructure for RBC's customer contact requirements through its Telebanking and Card Services business units.

Alcatel

TELUS has signed a six-year $32 million contract with Alcatel for computer and technology rollover services. In addition to the installation of 1,500 personal computers and 90 printers at Alcatel locations across Canada, TELUS will also provide consulting and platform configuration expertise, programming and on-site project management services for the duration of the contract.

Inter.net

TELUS has signed a two-year, $13 million contract with Inter.net, an Internet Service Provider (ISP), to provide network infrastructure and related services. As a retail ISP requiring a quality network, Inter.net referred to TELUS' rating by independent analyst NetConfigs Ltd. as the number one Canadian Internet backbone network in connectivity, as a factor in selecting TELUS.

York University

TELUS and York University in Toronto have signed an $8.4 million contract over five years. TELUS will provide Wide Area Networks (WAN), wireless, long distance, calling card services, as well as other telecommunications equipment and services.

EDS Canada/Government of Ontario

TELUS has been selected to provide Local Area Network (LAN) connections services for the Government of Ontario's Integrated Network. TELUS is expected to provide at least 43,000 LAN connections or ports to several Government ministries on behalf of EDS Canada Inc. The TELUS contract is for four years but the value is not being disclosed.

TELUS Mobility ramps up national mobile messaging

Consistent with its strategy to lead growth in wireless Internet services, TELUS Mobility recently announced new mobile messaging options available across its national digital networks.

TELUS Instant Messenger, a service developed jointly by TELUS Mobility and TELUS Multimedia Solutions, is both a wireless Web and PC-based messaging application that offers clients real-time messaging communication. TELUS IM allows clients to access all their MSN, ICQ and Yahoo instant messaging "buddy lists" through a single global list. The PC version is available at no cost via TELUS Internet portal sites myTELUSmobility.com, myBC.com, Alberta.com and myTO.com. The wireless application, offered on both TELUS Mobility's PCS and Mike networks, charges clients 10 cents for each outgoing message.

In April, TELUS Mobility, in conjunction with fellow wireless carriers Bell Mobility, Microcell PCS (Fido) and Rogers AT&T Wireless, launched North America's first inter-carrier text messaging network. With inter-carrier messaging, clients of Canada's four major wireless providers can easily send two-way, real-time text messages to one another from their wireless phones.

Due to inter-carrier capability, mobile text messaging has undergone phenomenal growth in Europe and Asia. In the past two years, the number of text messages sent worldwide has grown from two billion messages per month to more than 16 billion, according to Cahners In-Stat Group. A November 2001 report from Yankee Group Canada stated "Inter-carrier mobile text messaging will increase general mobile service usage and have a positive impact on average revenue per subscriber."

TELUS Mobility won several new online content partners, including MySnowReport, Afronet, City-Info Biz, Hoover's Online, Power Bytes, SportsFeed.com, TheZone.fm, MyObsessions, Rates & Tools powered by Scotiabank, SPY Wireless and Mobliss, bringing the company's total of online content partners to well over 100.

TELUS Mobility introduces 1X

TELUS Mobility expects to launch 1X, its national high-speed digital wireless network, in June. 1X will offer business and consumer clients high-speed mobile Internet access in TELUS Mobility digital PCS coverage areas across Canada. 1X is a powerful element in TELUS' strategy to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move.

1X is a future friendly, out-of-the-box solution providing clients with high-speed Internet access and value-added services. TELUS Mobility will offer clients both 1X capable phones (such as the exclusive LG TM520) and Velocity Wireless, a one-box solution that allows clients to turn their notebook personal computers or Personal Digital Assistants (PDAs) into powerful mobile Internet access tools.

Continued progress on TELUS Mobility integration

During the first quarter of 2002, TELUS Mobility completed the integration of its PCS billing systems. The move from four, at the beginning of 2001, to a single national PCS billing platform will support enhanced operational efficiency. Organizational rationalization has allowed TELUS Mobility to reduce its employee base by approximately 500 duplicate positions, mainly in management. While TELUS Mobility continues to redeploy and hire new team members to support subscriber growth in areas such as client care, rationalization to date represents approximately 10% of the company's pre-integration employee base. Efforts such as these resulted in the realization of cumulative operating and capital synergies of approximately $300 million, and cash tax savings of approximately $400 million.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of fifteen cents ($0.15) per share on outstanding Common Voting and Non-Voting Shares payable on July 1, 2002 to shareholders of record on the close of business on June 10, 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

(Dollar amounts in Canadian dollars unless otherwise indicated)

Forward-Looking Statements

This document and the management discussion and analysis contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings; successful integration of acquisitions; capital and operating expense savings; the impact of credit rating changes; renewal of credit facilities; adverse regulatory action; collective labour agreement negotiations; technological advances; the effect of health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Discussion and Analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month periods ended March 31, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read in conjunction with the accompanying unaudited Financial Statements of TELUS and notes thereto. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP.

Accounting Policy Changes

The 2002 interim financial results reflect the adoption of two recent accounting pronouncements.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS, results in hardware subsidy costs specific to the Mobility segment, which were previously recorded as operations expenses, being reclassified to offset handset equipment revenues. Comparative revenues and operations expense for the three-month period ending March 31, 2001 have been reduced by $35.4 million, restated on a consistent basis with 2002 results — with no change to reported 2001 EBITDA or other key operating metrics such as COA.

In addition, effective January 1, 2002, the Company has adopted the changes in accounting policy as required by CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or indefinite life intangible assets. In the three-month period ended March 31, 2001, the pre-tax amortization expense associated with these items was $62.9 million.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill were to be tested for impairment as at January 1, 2002. The Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined that there was no transitional goodwill impairment amount.

Results of Operations

Highlights

Three months ended March 31	**2002**	2001	Change	%
($ in millions except per share amounts)				
Operating revenues	1,698.0	1,671.6	26.4	1.6
EBITDA[1]	589.3	617.7	(28.4)	(4.6)
Net loss	(0.8)	(140.4)	139.6	—
Common Share and Non-Voting Share loss	(3.3)	(142.9)	139.6	—
Loss per share (EPS)	(0.01)	(0.50)	0.49	—
Capital expenditures – wireless spectrum	—	355.9	(355.9)	(100.0)
Capital expenditures – general	405.9	463.0	(57.1)	(12.3)

Operating revenues, EBITDA, and Net loss were impacted by changes to the contribution revenues received and contribution expenses paid as a result of CRTC Decision 2000-745 on Changes to the Contribution Regime and CRTC Decision 2001-238 on Restructured Bands. This resulted in a $60.7 million net decrease in consolidated EBITDA, or approximately $37.0 million decrease to Net income (approximately 12 cents per share).

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[1] *Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.*

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The discussion below is presented on a segmented basis for external revenues and total operations expenses.

Operating revenues – TELUS Communications

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
Voice local	524.9	503.7	21.2	4.2
Voice contribution	18.5	115.3	(96.8)	(84.0)
Voice long distance	265.4	277.0	(11.6)	(4.2)
Data [2]	340.7	266.1	74.6	28.0
Other [2]	101.4	88.1	13.3	15.1
Total operating revenue	1,250.9	1,250.2	0.7	0.1

(2) Data revenues and Other revenues for 2001 have been restated to reflect consistent classification for certain managed service revenues. As a result, 2001 Data revenues have increased by $8.1 million and Other revenues have decreased by a corresponding $8.1 million from previously reported amounts.

Voice local revenue is generated from monthly access charges and enhanced services. Total Voice local revenue increased by $21.2 million (4.2%) in the three-month period ended March 31, 2002 when compared with the same period one year ago. Access revenues increased by $14.0 million mainly due to price increases implemented in mid-2001. Enhanced voice service revenues increased by $7.2 million due to higher demand for calling features services such as Call Display.

Between December 31, 2001 and March 31, 2002, network access lines decreased by 21,000, with ILEC consumer lines reduced by 12,000 and business lines reduced by 9,000. Consumer line losses were mainly due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, competitive losses and technological substitution including migration to wireless services. Consistent with prior periods, Non-ILEC business line gains exceeded ILEC business line losses to competitors by 3,000. This was more than offset by the reduction in business lines due to technological substitution to more efficient ISDN services (previously branded Megalink*) and economic factors. The combined ILEC business and consumer market share was estimated to be 97% at March 31, 2002, relatively unchanged from December 31, 2001.

Voice contribution revenue decreased by $96.8 million (84.0%) when compared with the same period one year ago. The change in contribution revenue resulted from CRTC Decision 2000-745 on Changes to the Contribution Regime, which reduced the revenues that TELUS received as a subsidy for providing service in high cost areas in 2002. Under CRTC Decision 2001-238 on Restructured Bands, there was a decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased by $11.6 million (4.2%) when compared with the same period one year ago. Wholesale settlement revenues decreased by $10.9 million as a result of lower inbound minute volumes from international carriers. Business long distance rates were also lower. These were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a 2-cent per minute rate increase in consumer calling plans in February 2002. Revenue-based ILEC retail long distance market share was estimated to be 79% at March 31, 2002, relatively unchanged from December 31, 2001.

Data revenues include Enhanced/IP data services (TCP/IP services such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking, and remote access) and other data services (private line, switched data services, data local access, data customer premises equipment (CPE) sales, and IT managed services). Total Data revenue increased by $74.6 million (28.0%) when compared with the same period one year ago. Enhanced data/IP revenues increased by $33.5 million to $99.4 million due to the 31.1% growth in consumer Internet customer base (increasing the proportion

* licenced trademark

of high-speed Internet subscribers to 38% from 19% one year ago), as well as increased internetworking and hosting revenues. Other data revenues increased by $41.1 million to $241.3 million as growth in IT managed services (including $13.2 million non-recurring revenue for which there was no similar amount recorded in 2001), increased data CPE sales, increased volumes for digital private line and packet switched services were partly offset by lower data settlements revenue.

Other revenue increased by $13.3 million (15.1%) when compared with the same period one year ago due to increased voice CPE sales, mainly due to the acquisition of Williams Communications Inc. in June 2001.

Of the total revenues discussed above, Non-ILEC revenues were $116.5 million in the three-month period ended March 31, 2002 – an increase of $82.4 million from the same period last year. In comparison with the fourth quarter of 2001, Non-ILEC revenues decreased by $12.1 million due to the seasonality and timing of CPE sales being partially offset by organic growth.

Key operating indicators – TELUS Communications

Three months ended March 31	**2002**	2001	Change	%
(000s for subscribers and additions)				
Network access lines	4,946	4,951	(5)	(0.1)
Total Internet subscribers	707.3	539.6	167.7	31.1
Dial-up Internet subscribers	440.3	435.5	4.8	1.1
High-speed Internet subscribers	267.0	104.1	162.9	156.5
Total Internet subscriber additions	37.4	42.7	(5.3)	(12.4)
Dial-up Internet net subscriber additions	(14.8)	22.2	(37.0)	(166.7)
High-speed Internet net subscriber additions	52.2	20.5	31.7	154.6

Operating revenues – TELUS Mobility

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
Network revenue	414.9	384.6	30.3	7.9
Equipment revenue	32.2	36.8	(4.6)	(12.5)
	447.1	421.4	25.7	6.1

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services. Network revenue for the three-month period ended March 31, 2002 increased by $30.3 million or 7.9% to $414.9 million over the same period one year earlier. Network revenue grew as a result of the expansion of its subscriber base by 17.9% to 2.7 million subscribers from 2.3 million one year ago. Net post-paid subscriber additions for the current quarter of 61.6 thousand represented 68% of the total net subscriber additions as compared to 43.9 thousand or 43% for the same period one year ago. Blended post-paid and prepaid churn averaged 1.9% per month unchanged from one year earlier and improved significantly from 2.1% and 2.2% per month, for the fourth and third quarters of 2001 respectively. The stable churn as compared with the same period one year ago was achieved due to successful retention efforts and resolution of billing system transition issues. The decrease in churn in respect of the third and fourth quarters of 2001 was achieved by the retention initiatives, and to a lesser extent, a normal seasonal decrease, despite a larger cumulative prepaid subscriber base. Average revenue per subscriber unit per month (ARPU) decreased 8.8% to $52 over the same period one year ago. Reductions in ARPU included the impacts of retention offers, marketing promotions and late payment charges waived during the implementation of a new billing system. Minutes of use (MOU) in the current quarter declined to 250 as compared to 265 for the same period last year primarily as a result of the increased proportion of prepaid subscribers over the cumulative subscriber base.

Equipment revenue of $32.2 million decreased $4.6 million (12.5%) over the same period one year earlier. The overall decrease was attributed to market pressures from handset price discounting, increased sales of lower priced handsets, and to a lesser extent fewer handset sales.

On the implementation of new accounting pronouncements, TELUS Mobility handset revenues were retroactively restated. Handset revenue was reduced by certain channel compensation to dealers with a corresponding reduction on operating expenses, as a result of applying the new policy. There was no impact on COA or EBITDA. The impact on this quarter was a reduction of handset revenue and operating expenses of $31.8 million as compared to $35.4 million in the corresponding period one year earlier. The restatement in revenue for the year-ended December 31, 2001 was $122.1 million.

Key operating indicators – TELUS Mobility

Three months ended March 31	**2002**	2001	Change	%
(000s for subscribers and additions)				
Net subscriber additions – postpaid	61.6	43.9	17.7	40.3
Net subscriber additions – prepaid	28.9	58.6	(29.7)	(50.7)
Net subscriber additions – total	90.5	102.5	(12.0)	(11.7)
Subscribers, end of period	2,668.2	2,262.7	405.5	17.9
Churn, per month (%)	1.9	1.9	—	—
Cost of Acquisition (COA) per gross addition ($)[1]	480	535	(55)	(10.3)
Cost of Acquisition (COA) per gross addition excl retention and migration ($)[1]	404	460	(56)	(12.2)
ARPU ($)	52	57	(5)	(8.8)
Total POPs covered (millions)	25.1	23.8	1.3	5.5
Digital POPs covered (millions)	24.8	22.6	2.2	9.7
EBITDA ($ millions)[2]	122.6	76.5	46.1	60.3
EBITDA excluding COA ($ millions)	215.7	188.8	26.9	14.2

(1) For the three-month period ended March 31, 2002, Cost of Acquisition of $480 and $404 for before retention and migration costs excluded the $21 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA in Q1 2002 would be $392 and $315 excluding retention and migration.

(2) For the three-month period ended March 31, 2002, EBITDA includes the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities representing a reversal of a cumulative COA liability, with an ongoing favourable impact of approximately $1.3 million on average per quarter.

Operations expense – TELUS Communications

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
	806.1	730.4	75.7	10.4

Operations expenses increased by $75.7 million (10.4%) for the three-month period ended March 31, 2002 when compared with the same period last year. This included $84.1 million of increased non-ILEC operations expenses due to additional costs from companies acquired in the second, third and fourth quarters of 2001 and facilities costs due to expansion. Non-ILEC expenses for the three-month period ended March 31, 2002 were $152.9 million, a decrease of $12.6 million from the fourth quarter of 2001 that was mainly due to seasonality of CPE cost of sales.

ILEC operations expense decreased by $8.5 million primarily due to a contribution expense decrease of $28.7 million as a result of the change in contribution rates from 4.5% of eligible revenues to 1.4% of eligible revenues, as determined in CRTC Decision 2001-238. In addition, wholesale settlement, facilities and clearinghouse expenses decreased in aggregate by $7.3 million. The above decrease in expenses was partially offset by $12.2 million in non-recurring expenses related to non-recurring data revenues, $8.8 million higher pension costs, $4.7 million increased building rental and lease payments mainly due to the sale and leaseback of buildings last year, increased consumer Internet cost of sales, and productivity improvements exceeding all other inflationary increases. In addition, a one-time TELUS Québec property tax recovery of $8.0 million was recorded in the first quarter of 2001 for which there was no equivalent recovery in the current period.

Operations expense – TELUS Mobility

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
	328.6	349.5	(20.9)	(6.0)

Operations expenses decreased by $20.9 million (6.0%) for the three-month period ended March 31, 2002 when compared to the same period one year ago. Clarification of a provincial sales tax legislation related to handset subsidies resulted in a reduction of $21.0 million in operating expenses in the quarter – that represented reversal of a cumulative liability recorded in COA previously – with approximately $1.3 million average ongoing favourable benefit on a quarterly basis. Normalized for this one time reduction in expenses, operating expenses remained flat compared to the same period one year earlier despite the increase in the subscriber base and network revenues of 17.9% and 7.9%, respectively. This result was achieved by improved economies of scale, operating efficiencies, and strong cost control. After normalizing for the one time PST reduction, 82.8% of every dollar increase in network revenue flowed through to EBITDA as compared to 33.6% one year earlier.

Expenses related to equipment sales declined $27.7 million (29.2%) to $67.3 million as compared to the same period one year earlier. The majority of this positive variance was related to the favourable clarification of a provincial sales tax legislation. The remaining decrease in equipment costs was attributed to improved vendor pricing of digital handsets and to a lesser extent fewer handset sales to distribution channels.

Network operating expenses decreased $9.2 million (9.6%) to $86.9 million as compared to the same period one year ago. Network service expenses consisted of site-related expenses, transmission costs, spectrum license fees, contribution charges, and other direct costs related to network operations. Approximately $7.4 million of the decline was attributed to a reduction in the contribution revenue tax rates. There also were savings realized from moving more traffic on-net, but offsetting the decrease in network operating costs were increases in site-related expenses due to the number of cell sites in service and the continued expansion of TELUS Mobility's digital networks, including the addition of Winnipeg in the third quarter of 2001. Total digital population coverage as of March 31, 2002 was 24.8 million as compared to 22.6 million one year ago.

Marketing expenses increased $2.3 million (4.9%) to $49.4 million as compared to the same period one year ago due to increased dealer compensation as a result of higher postpaid gross additions, continued residual commissions, and higher credits associated with retention offers. Consistent with the impact on handset revenue, the accounting change reclassified $31.8 million and $35.4 million in the first quarter of 2002 and 2001, respectively, from marketing expenses to offset handset revenue. Marketing cost of acquisition (COA), excluding the $21.0 million PST credit in the current period, was $480 for the first quarter of 2002 and $535 for the comparable period one year earlier. Excluding retention and migration costs, COA was $404 and $460 for Q1 2002 and 2001, respectively, showing improved marketing efficiencies.

General and Administrative (G&A) expenses increased $13.8 million (12.4%) to $125.0 million as compared to the same period one year earlier. G&A expenses consisted of employee compensation and benefits, facilities, bad debt, and various other expenses. The increase was principally related to an increase in staff count in the areas of client care to support subscriber growth and improved service levels.

Earnings[1] Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
TELUS Communications	466.7	541.2	(74.5)	(13.8)
TELUS Mobility[2]	122.6	76.5	46.1	60.3
TELUS Consolidated	589.3	617.7	(28.4)	(4.6)

(1) Excluding Restructuring and workforce reduction costs.
(2) For the three-month period ended March 31, 2002, EBITDA includes the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities representing a reversal of a cumulative COA liability.

EBITDA margin[1] by segment (%)

Three months ended March 31	**2002**	2001	Change	%
TELUS Communications	36.7	42.6	(5.9)	—
TELUS Mobility[2]	27.2	18.0	9.2	—
TELUS Consolidated	34.7	37.0	(2.2)	—

(1) EBITDA divided by total revenue.
(2) For the three-month period ended March 31, 2002, EBITDA margin includes the impact of the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities representing a reversal of a cumulative COA liability. The EBITDA margin excluding the $21.0 million is 22.5%.

TELUS Communications' EBITDA decreased due to the $68.1 million change in contribution as well as the one-time property tax recovery in the same period last year. Non-ILEC negative EBITDA of $36.4 million was relatively unchanged from the same period last year and relatively unchanged from the fourth quarter of 2001.

TELUS Mobility continued to successfully execute its national strategy focused on strong revenue and EBITDA growth. TELUS Mobility EBITDA for the first quarter improved by $46.1 million or 60.3% as compared to the same period one year earlier principally due to an increase in network revenue and the cumulative subscriber base of 7.9% and 17.9%, respectively. EBITDA (before the $21.0 million favourable PST clarification) improved by $25.1 million (32.8%) to $101.6 million in the first quarter of 2002 from $76.5 million for the same period one-year earlier. EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 24.5% as compared to 19.9% one year earlier. EBITDA-COA margin as a percentage of network revenue (before the PST clarification) improved to 52.0% as compared to 49.1% one year earlier. Strong EBITDA and revenue growth continue to be the primary focus of TELUS Mobility.

Depreciation and amortization

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
Depreciation	291.1	290.9	0.2	0.1
Amortization of intangible assets	83.3	75.3	8.0	10.6
	374.4	366.2	8.2	2.2

Depreciation was relatively unchanged for the three-month period ended March 31, 2002, when compared to the same period one year earlier. An increase in depreciation expense of $7.5 million due to growth in wireless and data network capital assets was almost offset by $7.3 million lower depreciation on network assets due to service life increases that were based on current ongoing depreciation studies.

Amortization increased by $8.0 million (10.6%) for the three-month period ended March 31, 2002, when compared to the same period last year. Amortization in respect of administrative software assets increased by $30.3 million for the three-month period ended March 31, 2002. In the comparative 2001 period, the Company recorded amortization of $22.3 million in respect of intangible assets with indefinite lives. Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives. This is the result of the required adoption of CICA Handbook Section 3062.

Restructuring and workforce reduction costs

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
	12.5	198.4	(185.9)	(93.7)

A charge for restructuring and workforce reduction costs was recorded in the three-month period ended March 31, 2001 for the expected costs to complete merger-related restructuring activities and reorganization costs. The scope of workforce reduction initiatives was broader than initially planned, and as a result, an additional charge of $12.5 million was recorded in the first quarter of 2002 for initiatives that were completed or planned to be completed by June 30, 2002.

Other income (expense)

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
	(5.2)	(2.6)	(2.6)	(100.0)

Other income (expense) includes gains and losses on disposal of property, charitable donations, and accounts receivable securitization expense. The $2.6 million change in Other expense for the three months ended March 31, 2002, when compared with the same period in 2001, was primarily the result of the timing of payments for charitable donations.

Financing costs

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
	181.4	154.7	26.7	17.3

Interest on long-term and short-term debt increased to $181.2 million for the three-month period ended March 31, 2002 from $155.9 million in the comparative period in 2001. Financing costs in the comparable period one year ago included $35.0 million of non-cash interest accretion on Senior Discount Notes. The average debt outstanding during the first quarter of 2002 was $8,929 million compared to $8,470 million in the first quarter of 2001. The effective interest rate on the average debt outstanding was 7.95% for the three-month period ended March 31, 2002 (2001 – 7.46%), while the average term to maturity has increased to 7.3 years as at March 31, 2002 (2001 – 2.7 years) due to financing activities last year.

Refinancing charge from debt restructuring

Three months ended March 31	**2002**	2001	Change	%
($ in millions)				
	—	96.5	(96.5)	(100.0)

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in the three-month period ended March 31, 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

Income taxes

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	16.5	(82.8)	99.3	—

The increase in income taxes for the three-month period ended March 31, 2002, when compared with the same period one year ago, was primarily due to the improvement in income before taxes as well as an increase in Large Corporations Tax. The effective tax rate for the current reporting period appears high because of the relative size of Large Corporations Tax, compared with income before taxes.

Non-controlling interest

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	0.5	2.0	(1.5)	(75.0)

Non-controlling interest decreased by $1.5 million for the three-month period ended March 31, 2002 when compared to the same period last year mainly due to TELUS' purchase of the remaining 30% of TELUS Québec from Verizon on June 30, 2001.

Goodwill amortization

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	—	40.5	(40.5)	(100.0)

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook Section 3062.

Discontinued operations

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	0.4	20.0	(19.6)	(98.0)

Discontinued operations for the three-month period ended March 31, 2002 represented income from TELUS' U.S. Directory operations– TELUS continues to pursue the sale of the U.S. directory operations. Discontinued operations for the three-month period ended March 31, 2001, represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates. The sale of TELUS Advertising Service's British Columbia, Alberta and Ontario directory businesses and TELUS Québec's directory business to Verizon's Dominion Information Services closed on July31, 2001. TELUS exited the equipment leasing business on September 30, 2001.

Preferred dividends

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	0.9	0.9	—	—

There were no changes to the quarterly preferred dividend.

Interest on convertible debentures

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	1.6	1.6	—	—

There were no changes to interest payments on convertible debentures in 2002. The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

Common share and non-voting share income (loss)

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	(3.3)	(142.9)	139.6	—

The Common share and non-voting share loss was reduced by $139.6 million in the three-month period ending March 31, 2002 when compared to the same period one year ago. This was due to lower restructuring and refinancing charges, reduced amortization costs and improved Mobility EBITDA, offset by higher financing costs and reduced Communications EBITDA due to the change in contribution – all net of related income taxes where applicable. The loss per share was reduced for the same reasons as well as impact of diluting losses over a larger average number of shares outstanding.

Liquidity and capital resources

Cash provided by operating activities

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	288.7	153.0	135.7	88.7

Cash provided by operating activities increased in the three-month period ended March 31, 2002 when compared with the same period last year, due primarily to lower payments under restructuring and workforce reduction programs and lower current income taxes.

Cash used by investing activities

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	408.4	739.7	(331.3)	(44.8)

Cash used by investing activities significantly decreased in the three-month period ended March 31, 2002 when compared to the same period one year earlier. This was due primarily to the $355.9 million non-recurring expenditure for wireless spectrum acquisition that occurred in the first quarter of 2001 and lower general capital expenditures in the first quarter of 2002, partly offset by $108.4 million proceeds received from the sale of administrative buildings in the first quarter of 2001.

Capital expenditures by segment

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
TELUS Communications	309.1	361.5	(52.4)	(14.5)
TELUS Mobility	96.8	101.5	(4.7)	(4.6)
Capital expenditures – general	405.9	463.0	(57.1)	(12.3)
TELUS Mobility – wireless spectrum	—	355.9	(355.9)	(100.0)
Total capital expenditures	405.9	818.9	(413.0)	(50.4)

TELUS Communications capital expenditures decreased by $52.4 million (14.5%) for the three-month period ended March 31, 2002, when compared with the same period last year. Expenditures for Non-ILEC expansion decreased by $64.2 million to $39.8 million due to substantial completion of the national optical carrier network and IP backbone in the first quarter last year. Expenditures for ILEC operations increased by $11.8 million to $269.3 million. This increase was comprised of a $26.3 million payment for software licences and brand-marks from Verizon for which a similar payment was made in the second quarter last year; and $46.3 million increased spending on high-speed Internet access and systems, web initiatives, and internal systems and process improvements – partly offset by lower spending on ILEC network infrastructure.

TELUS Mobility capital expenditures largely remained in line as compared to the same period last year, decreasing slightly to $96.8 million in the three-month period ended March 31, 2002 when compared with the same period last year. TELUS Mobility continued the expansion of digital cellular coverage, digitization of the analogue network, and implementation of the 1XRTT data network. The first phase of 3G technology, or 1XRTT, offers high-speed packet data mobile wireless Internet access and multimedia communications.

In addition, expenditures were $355.9 million lower in the three-month period ended March 31, 2002, when compared with the same period last year, due to the acquisition of additional wireless spectrum in five key Central and Eastern Canadian markets in Industry Canada's February 2001 spectrum auction.

Cash provided by financing activities

Three months ended March 31 ($ in millions)	**2002**	2001	Change	%
	57.0	581.5	(524.5)	(90.2)

Cash provided by financing activities decreased in the three-month period ended March 31, 2002 when compared with the same period one year ago mainly due to the need last year to fund significantly higher investing activities. In the current reporting period ended March 31, 2002, $51.2 million net debt was issued, compared with the $676.0 million issued in the comparable period last year. Dividends paid to shareholders decreased by $74.8 million due to the reduction in the quarterly dividend rate from 35 cents to 15 cents announced in October 2001 and the increase in the proportion of shareholders participating in the dividend re-investment plan (approximately 47% at the end of March 2002 compared with 4% at the end of March 2001). Proceeds from Common shares and non-voting shares issued in the current period were $32.8 million due to shares issued from Treasury under employee share purchase plans, additional shares purchased by Verizon, and exercised options and warrants.

Liquidity and capital resource ratios

Twelve months ended March 31	**2002**	2001	Change
Net debt[1] to total capitalization (%)	57.9	57.7	0.2
Net debt to EBITDA[2]	3.5	3.7	(0.2)
Earnings coverage[3]	2.3	2.1	0.2
EBITDA interest coverage[4]	3.6	8.0	(4.4)

(1) Current obligations and cheques outstanding plus Long-term debt net of Cash and temporary investments and net of the cross-currency foreign exchange hedge related to U.S. dollar-denominated notes. The cross-currency foreign exchange hedge asset as at March 31, 2002 was $187.9 million ($nil as at March 31, 2001). The impairment charge to retained earnings for intangible assets increased the 2002 measure to 57.9% from 55.7%.

(2) Net debt as at March 31, 2002 divided by 12-month trailing EBITDA. The Net Debt to EBITDA ratio is targeted to be 3.0 or lower by the end of 2003.

(3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

(4) EBITDA divided by Net financing cost before accreted interest and gain on redemption of debt, calculated on a 12-month trailing basis. Accreted interest and the gain on redemption of debt were recorded in 2001.

Credit Facilities

TELUS credit facilities at the end of March 2002, consisted of a $1.5 billion (or U.S. dollar equivalent) three-year revolving credit facility ($677 million drawn along with $7 million in letters of credit), a $1.0 billion (or the U.S. dollar equivalent) 364-day extendible revolving credit facility converting to a one year non-revolving credit facility, and approximately $215 million in other bank facilities ($12.8 million drawn and approximately $46.5 million in outstanding undrawn letters of credit, at March 31, 2002). TELUS maintained unutilized available liquidity under the credit facilities well in excess of $1.0 billion and expects to do so for the foreseeable future.

The Company expects to renew the $1.0 billion 364-day extendible revolving credit facilities on similar terms, prior to the May 29, 2002 availability termination date of such credit facility.

Floating Rate/Fixed Rate Debt Balance

As at March 31, 2002, the Company's fixed rate debt comprised 93% of its total indebtedness compared with 36% as at March 31, 2001. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining its investment grade credit ratings.

Credit Ratings

As of April 23, 2002, TELUS' credit ratings were unchanged from those published in its 2001 Annual Report. In February 2002, Standard & Poor's confirmed its ratings for TELUS, and TELUS' wholly owned subsidiaries TELUS Communications Inc., and TELUS Communications (Québec) Inc. On March 7, 2002, Moody's confirmed its ratings for TELUS.

2002 Financial Targets

Management has updated its 2002 guidance to reflect a reduction in discretionary capital program expenditures, and to reflect the retroactive recovery associated with the favorable clarification of tax legislation by the Ontario Provincial Sales Tax authorities. Remaining guidance items are unchanged.

(1) The original annual guidance targets for Consolidated Revenue and Mobility Segment Revenue have been amended to reflect implementation of an accounting classification change to comply with U.S. Financial Accounting Standards Board (FASB) EITF01-9 regarding the accounting for consideration given by a vendor to a customer. These costs, which were previously recorded as operations expenses, have been reclassified to offset handset revenues. The corresponding reductions in the 2002 handset equipment revenue and operations expense targets will be $145.0 million ($122.1 million reduction to annual figures previously reported for 2001). There was no impact on EBITDA or other key operating metrics such as COA.

	2002 Current Targets	2002 Original Guidance (1)
Consolidated		
Revenues	unchanged	$7.35 to $7.45 billion (an increase of 4 to 5%)
EBITDA	unchanged	$2.475 to $2.525 billion (a change of (2)% to 0%)
Earnings (loss) per share	unchanged	15 to 20 cents
Capital expenditures	$1.8 to $2.0 billion (a reduction of 23 to 31%)	$2.1 to $2.2 billion (a reduction of 15 to 19%)
Communications Segment		
Revenue	unchanged	$5.4 to $5.45 billion
Central Canadian wireline revenue–total	unchanged	$945 million
Non-ILEC revenue (included in Central Canadian wireline revenue)	unchanged	$650 million (more than double)
EBITDA	unchanged	$2.025 to $2.055 billion
Capital expenditures	$1.3 to $1.5 billion	$1.55 to $1.65 billion
High-speed Internet net additions	unchanged	200,000 or more (an increase of 52% or more)
Mobility Segment		
Revenue	unchanged	$1.95 to $2.0 billion
EBITDA	$470 to $490 million	$450 to $470 million
Capital expenditures	$500 million (approx.)	$560 million (approx.)
Wireless subscriber net additions	unchanged	425,000 to 450,000 (increase of 16 to 17% in subscriber base)

TELUS Corporation (TSE: T, T.A; NYSE: TU) is one of Canada's leading telecommunications companies, providing a full range of telecommunications products and services that connect Canadians to the world. The company is the leading service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada. For more information about TELUS, visit www.telus.com.

For more information, please contact:

Doug Strachan, media relations (604) 816-3369 (cell)
John Wheeler, investor relations (780) 493-7310

A complete set of financial statements and accompanying notes are available on www.telus.com or www.sedar.com.

TELUS CORPORATION
Consolidated Statements of Income

(Unaudited) (millions)	Three months ended March 31 2002	2001
Operating Revenues	$ 1,698.0	$ 1,671.6
Operating Expenses		
Operations	1,108.7	1,053.9
Depreciation	291.1	290.9
Amortization of intangible assets	83.3	75.3
Restructuring and workforce reduction costs	12.5	198.4
	1,495.6	1,618.5
Operating Income From Continuing Operations	202.4	53.1
Other income (expense), net	(5.2)	(2.6)
Financing costs	181.4	154.7
Refinancing charge from debt restructuring	—	96.5
Income (Loss) From Continuing Operations Before Income Taxes, Non-Controlling Interest and Goodwill Amortization	15.8	(200.7)
Income taxes	16.5	(82.8)
Non-controlling interest	0.5	2.0
Goodwill amortization	—	40.5
Income (Loss) From Continuing Operations	(1.2)	(160.4)
Discontinued operations	0.4	20.0
Net Income (Loss)	(0.8)	(140.4)
Preference and preferred share dividends	0.9	0.9
Interest on convertible debentures, net of income taxes	1.6	1.6
Common Share and Non-Voting Share Income (Loss)	$ (3.3)	$ (142.9)
Income (Loss) per Common Share and Non-Voting Share ($) – Basic and Diluted		
Common Share and Non-Voting Share income (loss) – basic		
Continuing operations	(0.01)	(0.57)
Discontinued operations	—	0.07
Net income (loss)	(0.01)	(0.50)
Dividends Declared Per Common Share and Non-Voting Share ($)	0.15	0.35
Total Weighted Average Common Shares and Non-Voting Shares Outstanding (millions) – Basic	304.0	288.0
– Diluted	304.0	288.0

TELUS CORPORATION
Consolidated Balance Sheets

(Unaudited) (millions)	As at March 31, 2002	As at December 31, 2001
Assets		
Current Assets		
Cash and temporary investments	$ —	$ 17.1
Accounts receivable	1,002.3	972.1
Income taxes receivable	34.0	7.1
Inventories	108.6	118.6
Current portion of future income taxes	156.0	147.0
Prepaid expenses and other	213.2	180.7
	1,514.1	1,442.6
Capital Assets, Net		
Property, plant, equipment and other	8,023.0	7,940.6
Intangible assets subject to amortization	927.6	965.6
Intangible assets with indefinite lives	2,943.6	3,853.6
	11,894.2	12,759.8
Other Assets		
Deferred charges	715.5	685.2
Future income taxes	1,102.9	996.9
Investments	55.7	56.4
Goodwill	3,195.9	3,320.9
Other	3.9	3.8
	5,073.9	5,063.2
	$ 18,482.2	$ 19,265.6
Liabilities and Shareholders' Equity		
Current Liabilities		
Cash and temporary investments, net of outstanding items	$ 45.6	$ —
Accounts payable and accrued liabilities	1,274.1	1,273.9
Dividends payable	45.9	45.5
Advance billings and customer deposits	332.2	310.8
Short-term obligations	121.4	229.9
	1,819.2	1,860.1
Long-term Debt	8,818.6	8,651.4
Future Income Taxes	1,007.9	1,326.6
Other Long-term Liabilities	433.9	432.6
Non-controlling Interest	8.5	8.0
Shareholders' Equity		
Common equity	6,174.8	6,767.6
Convertible debentures	149.6	149.6
Preference and preferred shares	69.7	69.7
	6,394.1	6,986.9
	$ 18,482.2	$ 19,265.6

TELUS CORPORATION
Consolidated Statements of Cash Flows

(Unaudited) (millions)	Three months ended March 31 2002	2001
OPERATING ACTIVITIES		
Income (loss) from continuing operations	$ (1.2)	$ (160.4)
Items not affecting cash:		
Depreciation and amortization	374.4	366.2
Goodwill amortization	—	40.5
Future income taxes	10.6	(154.6)
Asset write-off related to restructuring	—	30.5
Refinancing charge from debt restructuring	—	96.5
Deferred pension costs	(20.2)	(26.1)
Other, net	(11.4)	40.0
Operating cash flow	352.2	232.6
Provision for future cash restructuring and workforce reduction costs, net of cash payments	(20.7)	149.7
Operating cash flow adjusted for restructuring and workforce reduction costs	331.5	382.3
Net change in non-cash working capital from continuing operations	(43.2)	(251.3)
Operations and net change in non-cash working capital from discontinued operations	0.4	22.0
Cash provided by operating activities	288.7	153.0
INVESTING ACTIVITIES		
Capital expenditures	(405.9)	(463.0)
Purchase of spectrum	—	(355.9)
Proceeds from the sale of property	—	108.4
Other	(2.5)	(29.2)
Cash provided (used) by investing activities	(408.4)	(739.7)
FINANCING ACTIVITIES		
Common Shares and Non-Voting Shares issued	32.8	11.9
Dividends to shareholders	(26.8)	(101.6)
Long-term debt issued	192.0	—
Redemptions of long-term debt	(79.3)	—
Change in short-term obligations	(61.5)	676.0
Amortization of debt issue costs and other	(0.2)	(4.8)
Cash provided (used) by financing activities	57.0	581.5
CASH POSITION		
Increase (decrease) in cash and cash equivalents	(62.7)	(5.2)
Cash and temporary investments, beginning of period	17.1	100.2
Cash and temporary investments (cash and temporary investments, net of outstanding items), end of period	$ (45.6)	$ 95.0
SUPPLEMENTAL DISCLOSURE		
Interest paid	$ 132.1	$ 148.0
Income taxes paid	$ 21.2	$ 77.6

TELUS CORPORATION
SEGMENTED DISCLOSURE

(Unaudited)
Three months ended
March 31

(millions)	Communications		Mobility		Eliminations		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
External revenue	$1,250.9	$1,250.2	$ 447.1	$ 421.4	$ —	$ —	$1,698.0	$1,671.6
Inter-segment revenue	21.9	21.4	4.1	4.6	(26.0)	(26.0)	—	—
Total operating revenue	1,272.8	1,271.6	451.2	426.0	(26.0)	(26.0)	1,698.0	1,671.6
Operations expenses	806.1	730.4	328.6	349.5	(26.0)	(26.0)	1,108.7	1,053.9
EBITDA	$ 466.7	$ 541.2	$ 122.6	$ 76.5	$ —	$ —	$ 589.3	$ 617.7
Capital additions	$ 309.1	$ 361.5	$ 96.8	$ 101.5	$ —	$ —	$ 405.9	$ 463.0
Purchase of spectrum	—	—	—	355.9	—	—	—	355.9
Total Capex	$ 309.1	$ 361.5	$ 96.8	$ 457.4	$ —	$ —	$ 405.9	$ 818.9